As filed with the Securities and Exchange Commission on October 24, 2014

File No. [            ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT

COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER

GRANTING EXEMPTIONS FROM SECTIONS 18(c), 18(i) AND 61(a) OF THE 1940 ACT AND PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE

1940 ACT

FS INVESTMENT CORPORATION III, FSIC III ADVISOR, LLC

FS ENERGY AND POWER FUND II, FSEP II ADVISOR, LLC,

FS GLOBAL CREDIT OPPORTUNITIES FUND, FS GLOBAL ADVISOR, LLC

Written and oral communications regarding this Application should be addressed to:

Michael C. Forman, Chief Executive Officer

FS Investment Corporation III

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-1150

(215) 495-1150

Copies to:

James A. Lebovitz, Esq.

David J. Harris, Esq.

Jeremy Senderowicz, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-2510

This Application (including Exhibits) contains 31 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

FS INVESTMENT CORPORATION III, FSIC III ADVISOR, LLC, FS ENERGY AND POWER FUND II, FSEP II ADVISOR, LLC, FS GLOBAL CREDIT OPPORTUNITIES FUND, FS GLOBAL ADVISOR, LLC

Investment Company Act of 1940

File No. [    ]

APPLICATION PURSUANT TO SECTION 6(c) OF THE 1940 ACT FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c), 18(i) AND 61(a) OF THE 1940 ACT AND PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT

I. THE PROPOSAL

1. FS Investment Corporation III (“FSIC III”), FS Energy and Power Fund II (“FSEP II”) and FS Global Credit Opportunities Fund (“FSGCO”) (each, a “Current Fund” and collectively, the “Current Funds”), and FSIC III Advisor, LLC (“FSIC III Investment Adviser”), FSEP II Advisor, LLC (“FSEP II Investment Adviser”) and FS Global Advisor, LLC (“FS Global Advisor”) (each, a “Current Investment Adviser”; collectively, the “Current Investment Advisers”; and, together with the Current Funds, the “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c), 18(i) and 61(a) of the 1940 Act and pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act, to permit the Funds (as defined below) to offer investors multiple classes of shares, interests or units, as the case may be (“Shares”)1, with varying sales loads and asset-based service and/or distribution fees, as described more fully in this Application. The

[1]

As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate ownership interest (such as units) of the Funds, as defined below. The holders of Shares are referred to as “Shareholders.”

Applicants request that the order also apply to any closed-end management investment companies, including, but not limited to, any such company that elects to be regulated as a business development company (“BDC”), existing now or in the future, (a) for which any of the Current Investment Advisers or any entity controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Current Investment Advisers (each, an “Investment Adviser” and collectively with the Current Investment Advisers, the “Investment Advisers”), acts as investment adviser, or (b) serves as a feeder fund into a Current Fund or any other fund described in (a), pursuant to Section 12(d)(1)(E) of the 1940 Act (each, a “Future Fund” and collectively with the Current Funds, the “Funds”). Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. The Applicants represent that the Current Funds presently intending to rely on the order requested in this Application are listed as Applicants.

2.

A. FSIC III was organized under the General Corporation Law of the State of Maryland on June 7, 2013, for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, FSIC III intends to elect to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (“Code”), and intends to maintain RIC qualification in the future. FSIC III’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. FSIC III intends for its portfolio to be comprised primarily of investments in senior secured loans, second lien loans and subordinated loans, which are generally referred to as mezzanine loans, of private U.S. middle market companies. FSIC III’s principal place of business is Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104.

B. FSEP II was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on February 6, 2014, for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, FSEP II intends to elect to be treated for tax purposes as a RIC under the Code, and intends to maintain RIC qualification in the future.

FSEP II’s investment objectives are to generate current income and long-term capital appreciation through investments primarily in income-oriented securities of privately-held energy and power companies. FSEP II intends that its portfolio will be comprised primarily of debt securities and income-oriented preferred and common equity interests of privately-held energy and power companies within the United States. FSEP II’s principal place of business is Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104.

C. FSGCO was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on January 28, 2013, for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company. FSGCO has not elected to be regulated as a BDC under the 1940 Act. FSGCO has made an election to be treated for tax purposes as a RIC under the Code, and intends to maintain RIC qualification in the future. FSGCO currently serves as the master fund in a master-feeder structure operating in accordance with Section 12(d)(1)(E) of the 1940 Act with two feeder funds.2 FSGCO’s primary investment objective is to generate an attractive total return consisting of a high level of current income and capital appreciation, with a secondary objective of capital preservation. FSGCO intends to invest primarily in a portfolio of secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments, primarily in those countries where creditors’ rights are protected by law, such as countries in North America and Western Europe, although in select situations the Fund may invest in securities of issuers domiciled elsewhere. FSGCO’s principal place of business is Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104.

D. FSIC III Investment Adviser is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). On the date of this Application, its sole client is FSIC III. FSIC III Investment Adviser is an affiliate of Franklin Square Holdings, L.P. (“Franklin Square Capital Partners”), a national sponsor of alternative investment funds designed for the individual investor, and Franklin Square Capital Partners owns a majority interest in FSIC III Investment Adviser.

[2]	The two feeder funds are FS Global Credit Opportunities Fund-A (“FSGCO-A”) and FS Global Credit Opportunities Fund-D (“FSGCO-D”), each of which is a registered closed-end investment company under the 1940 Act. If the requested relief is granted, FSGCO may propose that its Shareholders approve the reorganization of its two feeder funds into FSGCO. If such Shareholders approve such reorganization, FSGCO will no longer operate in a master-feeder structure. FSGCO may also determine to offer new feeder funds which issue multiple classes of Shares.

Under the terms of the investment advisory agreement with FSIC III, FSIC III Investment Adviser: determines the composition and allocation of FSIC III’s portfolio, the nature and timing of the changes to FSIC III’s portfolio and the manner of implementing such changes; determines which securities FSIC III will purchase, retain or sell; identifies, evaluates, negotiates and structures the investments FSIC III makes; and executes, monitors and services the investments FSIC III makes. FSIC III Investment Adviser’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to FSIC III are not impaired.

E. FSEP II Investment Adviser is registered with the Commission under the Advisers Act. On the date of this Application, its sole client is FSEP II. FSEP II Investment Adviser is an affiliate of Franklin Square Capital Partners, and Franklin Square Capital Partners owns a majority interest in FSEP II Investment Adviser.

Under the terms of the investment advisory agreement with FSEP II, FSEP II Investment Adviser: determines the composition and allocation of FSEP II’s portfolio, the nature and timing of the changes to FSEP II’s portfolio and the manner of implementing such changes; determines which securities FSEP II will purchase, retain or sell; identifies, evaluates, negotiates and structures the investments FSEP II makes; and executes, monitors and services the investments FSEP II makes. FSEP II Investment Adviser’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to FSEP II are not impaired.

F. FS Global Advisor is registered with the Commission under the Advisers Act. On the date of this Application, its sole client is FSGCO. FS Global Advisor is an affiliate of Franklin Square Capital Partners, and Franklin Square Capital Partners owns a majority interest in FS Global Advisor.

Under the terms of the investment advisory agreement with FSGCO, FS Global Advisor: determines the composition and allocation of FSGCO’s portfolio, the nature and timing of the changes to FSGCO’s portfolio and the manner of implementing such changes; determines which securities FSGCO will purchase, retain or sell; identifies, evaluates, negotiates and structures the investments FSGCO makes; and executes, monitors and services the investments FSGCO makes. FS Global Advisor’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to FSGCO are not impaired.

3. FSIC III’s and FSGCO’s Shares are continuously offered as described below. FSEP II has not commenced an offering of its Shares as of the date of this Application and will not sell any Shares unless it raises gross offering proceeds of $2.5 million, all of which must be from persons who are not affiliated with FSEP II or FSEP II Investment Adviser by August 28, 2015. Thereafter, FSEP II’s shares will be continuously offered in the manner described below with respect to FSIC III.

FSIC III accepts subscriptions for Shares on a continuous basis and issues shares at weekly closings at prices that, after deducting selling commissions and dealer manager fees of up to 7.00% and 3.00%, respectively, must be above the Fund’s net asset value per Share. To the extent that the Fund’s net asset value increases, Shares will be sold at a price necessary to ensure that Shares are not sold at a price per Share, after deducting selling commissions and dealer manager fees, that is below the Fund’s net asset value per Share. In the event of a material decline in the Fund’s net asset value per Share, which is considered to be a 2.5% decrease below the then-current net offering price, the Fund will reduce its offering price in order to establish a new net offering price that is not more than 2.5% above its net asset value per share. FSIC III does not currently charge an asset-based or ongoing distribution fee.

FSGCO’s only direct Shareholders are its two feeder funds, FSGCO-A and FSGCO-D. FSGCO-A accepts subscriptions for Shares on a continuous basis and issues shares at weekly closings at the Shares’ then current net asset value per Share, plus selling commissions and dealer manager fees of up to 6.00% and 2.00%, respectively, of FSGCO-A’s public offering price per Share.3 FSGCO-D accepts subscriptions for Shares on a continuous basis and issues shares at weekly closings at the Shares’ then current net asset value per Share, plus dealer manager fees of up to 2.00% of FSGCO-D’s public offering price per Share.

[3]	In no event will the aggregate selling commissions and dealer manager fees exceed 8.0% of the gross offering proceeds received in FSGCO-A’s offering.

Each Current Fund, as well as FSGCO-A and FSGCO-D, currently issue a single class of Shares (the “Initial Class”). Each such Fund may offer additional classes of Shares, as described below in Section I.6.

4. The Current Funds may repurchase Shares on such terms as may be determined by their respective Boards4 in their complete and absolute discretion unless, in the judgment of the independent trustees/directors (“Trustees”) of the applicable Board, such repurchases would not be in the best interests of such Current Fund’s Shareholders or would violate applicable law. The Current Funds will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (“1934 Act”), and the 1940 Act.

The Current Funds currently intend to limit the number of common shares to be repurchased during any calendar year to the number of Shares each such Fund can repurchase with the proceeds received from the issuance of its Shares under the applicable distribution reinvestment plan.5 At the discretion of each such Fund’s Board, such Fund may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase common shares. Beginning in March of the calendar year following its launch, FSIC III and FSEP II will limit the number of Shares to be repurchased in any calendar year to 10.0% of the weighted average number of Shares outstanding in the prior calendar year, or 2.5% in each quarter. FSGCO, through its feeder funds FSGCO-A and FSGCO-D, will limit the number of Shares to be

[4]	Each of the boards of trustees of FSEP II and FSGCO and the board of directors of FSIC III is referred to as a “Board.”
[5]

FSGCO, through its feeder funds FSGCO-A and FSGCO-D, instead currently intends to limit the number of Shares to be repurchased on each date of repurchase to the number of Shares each feeder fund can repurchase with (1) the aggregate proceeds it has received from the beginning of the calendar year through, but not including, such date of repurchase from the issuance of Shares under its distribution reinvestment plan, less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during the calendar year, and (2) the aggregate proceeds it has received from the sale of Shares at its previous two weekly closings that occurred immediately prior to the date of repurchase.

repurchased in any calendar year to 20.0% of the weighted average number of Shares outstanding in the prior calendar year, or 5% in each quarter. FSIC III and FSEP II intend to offer to repurchase Shares on each date of repurchase at a price equal to 90% of the offering price in effect on the date of repurchase. FSCGO, through its feeder funds FSGCO-A and FSGCO-D, intends to offer to repurchase Shares on each date of repurchase at a price equal the net asset value per Share in effect on the date of repurchase. Applicants anticipate that Future Funds will repurchase Shares on substantially similar terms.

5. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of each Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any distributions payable on, each class of Shares will differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.

6. Under the proposal, each class of Shares of any Funds would be offered in periodic closings generally as described in Section I.3 above. One or more new Share classes (the “New Classes”) may charge a differing front-end sales load and an annual asset-based service and/or distribution fee. Initial Class Shares would continue to be offered as described above. Each class of Shares of any Funds would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end funds (including BDCs), and with the provisions of the NASD Rule,6 as if it applied to the Funds. The structures of the proposed classes of Shares are described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

[6]	“NASD Rule” shall mean either the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor rule thereto, with respect to the Funds that have not elected to be regulated as BDCs, or Rule 2310 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Manual, as such rule may be amended, or any successor rule thereto, with respect to the Funds that have elected to be regulated as BDCs.

7. A number of precedents exist for the implementation of a multiple-class system and the inclusion of asset-based service and/or distribution fees for closed-end funds,7 substantially similar to the relief sought by the Applicants. We submit that such an application with respect to closed-end funds electing to be treated as BDCs presents substantially similar regulatory considerations.

II. STATEMENT OF FACTS

1. The Applicants

A. The Current Funds are organized as described in Section I.2 above.

B. The Current Investment Advisers are organized as described in Section I.2 above.

2. Current Structure and Characteristics

A. Each Current Fund’s Shares are currently offered as described in Section I.3 above.

B. The Current Funds do not continuously redeem Shares as does an open-end management investment company. Unlike shares of many closed-end management investment companies, Shares of the Current Funds are not listed on any securities exchange and do not trade on an over-the-counter system such as NASDAQ. Furthermore, although the Current Funds’ Shares may list on a securities exchange in the future, they may not do so for a significant time after the offering period, and it is not expected that a secondary market in the Current Funds’ Shares will develop.8 However, in order to provide a limited degree of liquidity to Shareholders, the Current Funds expect from time to time to offer to repurchase Shares pursuant to Rule 13e-4 under the 1934 Act as described in detail in Section I.4 above. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the applicable Board, in its sole discretion.9

[7]	See, e.g., Multi-Strategy Growth & Income Fund et al, Investment Co. Act Rel. No. 30860 (January 15, 2014) (Notice) and Investment Co. Act Rel. No. 30911 (February 11, 2014) (Order), Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Co. Act Rel. No. 30103 (June 14, 2012) (Notice) and Investment Co. Act Rel. No. 30133 (July 10, 2012) (Order); Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (August 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908 (September 22, 2009) (Order).
[8]	Applicants are not requesting relief with respect to any Fund listed on a securities exchange. Any Fund which relies on the relief requested herein will cease relying on such relief upon the listing of any class of its Shares on a securities exchange.
[9]	Funds may subject Shares to an “early withdrawal charge” (“Repurchase Fee”) if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of such Shares is less than a specified period (for example, one year). A Repurchase Fee is defined for purposes of this application as a fee assessed to a Shareholder upon repurchase of Shares and payable to the applicable Fund. Any Repurchase Fee charged by the Funds is not the same as a contingent deferred sales charge (“CDSC”) assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Repurchase Fee is payable to the Fund to compensate long-term Shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. Although the Current Funds do not currently impose CDSCs, they (as well as any Future Funds) may elect to do so in the future, in which event, they would only do so pursuant to Rule 6c-10 under the 1940 Act.

3. Proposed Class Structure and Characteristics

A. The Funds propose to engage in a continuous offering of Shares in the manner described below. Each Fund is seeking the ability to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. In the future, a Fund’s Board could adopt these or other sales charge structures. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares.

B. Initial Class Shares would continue to be offered as described above in Section I.3 and in each Fund’s current prospectus and statement of additional information (each, a “Prospectus”).

C. Any New Classes of Shares would be offered in substantially the same manner as the Initial Class Shares, and may charge a different front-end sales load and/or an annual asset-based service and/or distribution fee. In the future, a Fund’s Board could adopt this or another sales charge structure.

4. Actual fees approved and adopted may vary, but a class of Shares of a Fund could not have annual asset-based service and/or distribution fees in excess of the NASD Rule.

Service fees compensate a Fund’s distributor (the “Distributor”) and selected brokers, dealers, or other financial intermediaries that provide personal services to Shareholders and/or maintain Shareholder accounts. Such Shareholder services and maintenance may include, but are not limited to, establishing and maintaining Shareholder accounts and records, processing subscriptions and repurchases, answering inquiries regarding a Fund and its special features, and other services as may be agreed upon from time to time and permitted by applicable statute, rule, or regulation. Applicants represent that these asset-based service fees will comply with the provisions of the NASD Rule.10

Distribution fees would be paid pursuant to a plan of distribution adopted by the Fund in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end funds, including funds electing to be treated as BDCs, with respect to a class (a “Distribution Plan”). Under the Distribution Plan, the Fund would compensate the Distributor, brokers, dealers, and other financial intermediaries for activities primarily intended to result in the sale of Shares. Applicants represent that these asset-based distribution fees will comply with the provisions of the NASD Rule.11 Applicants note that if a Distribution Plan were to be adopted by a Fund, that Fund’s Board would consider and approve the Distribution Plan with respect to each class of Shares in a manner consistent with Rule 12b-1, and the Distribution Plan would be approved by a majority of the applicable Fund’s Trustees, including a majority of the Trustees who are not interested persons of such Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of such Distribution Plan or in any agreements related to such Distribution Plan, as provided for in Rule 12b-1. Any such Distribution Plan also would require Shareholder approval.

[10]	Applicants note that FINRA Rule 2310 does not impose a separate limit on asset-based service or distribution fees. Accordingly, Funds that are BDCs would not be limited with respect to asset-based service or distribution fees, although each such Fund would remain subject to the overall compensation limits of FINRA Rule 2310.
[11]	See supra n.10.

5. Any Repurchase Fee will apply equally to all Shareholders of the applicable Fund, regardless of class, consistent with Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act. A Fund may waive the Repurchase Fee for certain categories of Shareholders or transactions to be established from time to time. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate, the Repurchase Fee, the Fund will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Repurchase Fee were a CDSC and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders.

6. All expenses incurred by the Fund will be allocated among its various classes of Shares based on the respective net assets of such Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution Plan of that class (if any), Shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

7. In addition to distribution and/or service fees, each class of a Fund may, by action of such Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)	administrative and/or accounting or similar fees (each as described in the Prospectus) incurred by a specific class;

(2)	legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific class materials such as Shareholder reports, prospectuses and proxies;

(3)	Blue Sky fees incurred by a specific class, if applicable;

(4)	Commission registration fees incurred by a specific class;

(5)	expenses of administrative personnel and services required to support the Shareholders of a specific class;

(6)	Trustees’ fees incurred as a result of issues relating to a specific class;

(7)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)	incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific class;

(9)	account expenses relating solely to a specific class;

(10)	expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific class; and

(11)	any such other expenses (not including advisory or custodial fees or other expenses related to the management of a Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above shall be charged to such Fund and allocated to each class of such Fund in a manner consistent with Rule 18f-3(c)(1)(i) under the 1940 Act.

8. From time to time, a Board may create and offer additional classes of Shares, or may vary the characteristics described above of the Initial Class and New Class Shares, including, without limitation, in the following respects: (1) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (2) voting rights with respect to a Distribution Plan and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular Class of Shares allocated on a class basis as described in this Application; (5) differences in any distributions and net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. Accordingly, each Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in the repurchase price applicable to each class, with respect to Funds that are BDCs, and net asset values per Share, with respect to Funds that are not BDCs, resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses.

9. Because of the different distribution fees, Shareholder services fees and any other class expenses that may be attributable to the different classes, the net income attributable to, and any distributions payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of a Fund, respectively allocated to a particular class of Shares, will be borne on a pro rata basis by each outstanding Share of that class.

III. EXEMPTIONS REQUESTED

1. The Multiple Share Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of any Fund may be deemed to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus prohibited by Section 18(c) and to violate the equal voting provisions of Section 18(i) of the 1940 Act (made applicable to Funds that are BDCs by Section 61(a) of the 1940 Act).

2. Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (made applicable to those Funds that are BDCs by Section 57(i) of the 1940 Act) to the extent necessary for any Fund to pay asset-based service and/or distribution fees.

IV. COMMISSION AUTHORITY

1. Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2. Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 57(i) of the 1940 Act, by reference to Section 17(d) and Rule 17d-1, extends the same prohibitions, as well as the considerations of the Commission regarding applications submitted under Section 17(d) and Rule 17d-1, to BDCs.

V. DISCUSSION

1. Background

A. In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.12 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

B. Furthermore, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bifurcated system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given

[12]	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide an opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.13

C. One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” These funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases (“Closed-end Tender Offer Funds”).

D. Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.14

Rule 23c-3 was adopted in April 1993.15 Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.16

E. Developments since the initial closed-end interval funds make further innovation appropriate. Closed-end funds, including those electing to be treated as BDCs, cannot rely on Rule 23c-3. Therefore, there exist a number of closed-end funds (including BDCs) providing liquidity pursuant to Rule 13e-4 tender offers, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the inclusion of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief with respect to closed-end funds that have not elected to be treated as BDCs.17

[13]	Id. at 424.
[14]	Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).
[15]	Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and would permit periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3.
[16]	Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.
[17]	See supra n.7.

2. Multiple Classes of Shares – Exemptions from Section 61(a) under the 1940 Act

A. Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Funds may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act, each of which is made applicable to those Funds that are BDCs through Section 61(a) of the 1940 Act.

B. A registered closed-end investment company may have only one class of stock that is a senior security.18 In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company… to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of… stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…

C. Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company… shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply… to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

D. The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having unequal voting rights, because under the Multiple Class System each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiples classes of Shares of a Fund may thus be prohibited by Sections 18(c) and 61(a) of the 1940 Act and may violate Section 18(i) of the 1940 Act.

[18]	Under Section 61(a)(3) of the 1940 Act, a BDC may issue more than one class of senior security representing indebtedness. As a Fund’s multiple classes of Shares do not represent indebtedness, Applicants also request relief from Section 18(c) with respect to any Funds that are BDCs.

E. Applicants believe that the implementation of the Multiple Class System will provide Applicants with the flexibility to create New Classes of Shares with different pricing structures providing Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit the Funds to facilitate the distribution of Shares and provide investors with a broader choice of fee options.

F. By contrast, if the Funds were required to organize separate investment portfolios for each class of Shares, the success of the new portfolio might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

G. Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Funds grow in volume of assets, the investors will derive benefits from economies of scale that might not be available at smaller volumes.

H. The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.19

[19]	See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

I. Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Funds’ assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

J. Applicants believe that the rationale for, and the conditions contained in, Rule 18f-3 are as applicable to closed-end investment companies, including BDCs, seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosure.

K. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end funds and closed-end funds (including BDCs) are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds (including BDCs) may not issue multiple classes of Shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.20 Differing (and less restrictive) provisions regulating the issuance by closed-end funds (including BDCs) of debt or preferred stock should have no bearing on an application by a closed-end investment fund, including one electing to be treated as a BDC, for an exemptive order permitting the issuance of multiple classes of Shares. In addition, issuance of an exemptive order allowing a BDC to issue multiple classes of Shares should raise no issues that would differ from a closed-end fund that has not elected to be regulated as a BDC making the same application. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

L. Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Funds in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Funds are also aware of the need for full disclosure of the proposed Multiple Class System in their Prospectuses and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of the NASD Rule. Applicants also represent that each Fund will disclose in its Prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the Prospectus, as is required for open-end, multiple class funds under Form N-1A.21 As if it were an open-end management investment company, the Funds will disclose fund expenses borne by each class of Shareholders during the reporting period in Shareholder reports22 and describe in its Prospectus any arrangements that result in

[20]	See supra n.7.
[21]	In all respects other than class-by-class disclosure, the Fund intends to comply with the requirements of Form N-2.
[22]

Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release). Funds that are BDCs will disclose comparable Fund expense data in the applicable periodic reports which are provided to BDC shareholders.

breakpoints in, or elimination of, sales loads.23 Each Fund will include any such disclosures in its Shareholder reports and Prospectus to the extent required as if the Fund were an open-end fund. Each Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding Prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Funds.24 The Funds will contractually require that any other distributor of a Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

M. The requested relief is substantially similar to prior exemptions granted by the Commission.25 In those cases, the Commission permitted continuously offered closed-end funds to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

3. Asset-Based Service and/or Distribution Fees.

A. Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based service and/or distribution fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end funds, including BDCs. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.26

[23]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).
[24]	Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).
[25]	See supra n.7.
[26]	Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the asset-based service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

B. Section 17(d) of the 1940 Act prohibits an affiliated person of a closed-end investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction. Section 57(i) of the 1940 Act, by reference to Section 17(d), extends those prohibitions (and the standards for a Commission order under Rule 17d-1) to BDCs.

C. In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether a closed-end fund’s (including a BDC’s) participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a closed-end fund (including a BDC), acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

D. The Funds will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,27 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters), whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.28

E. As closed-end investment companies (whether or not electing to be treated as BDCs), the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies, including those electing to be treated as BDCs. Accordingly, Applicants undertake to comply, and undertake that each Fund’s asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment

[27]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
[28]	Id. Fed. Sec. L. Rep. (CCH) at 83,733.

companies, including those electing to be treated as BDCs. The Funds represent that the inclusion of asset-based service and/or distribution fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the inclusion of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

F. Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Although the Current Funds do not currently impose CDSCs, if they were to do so, Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end funds (including BDCs). The Funds also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that, in the event they impose CDSCs, the Funds will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.29 Finally, to the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Repurchase Fees, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all shareholders of the Fund. Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act.

[29]	Applicants anticipate, for example, that any Fund that plans to list one class of its Shares on a securities exchange would allow its Shareholders to exchange or otherwise convert their Shares of other classes into Shares of the class to be issued, and at such time may require the payment of any CDSC or Repurchase Fee that would otherwise be payable at such time. Such fees would be prominently disclosed to Shareholders.

VI. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies (including those electing to be treated as BDCs), and will comply with the NASD Rule.

VII. CORPORATE ACTION

The Funds’ organizational documents empower the Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Boards have adopted resolutions, attached hereto as Exhibit B, authorizing the Fund’s officers to file the Application with the Commission.

VIII. CONCLUSION

1. For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

2. Applicants submit that the exemptions requested conform substantially to the precedent cited herein.

3. All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Fund. The Boards also authorized the filing of the Application on behalf of the Investment Advisers because of those entities’ affiliation with the respective Funds. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants (other than the Funds) being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 24th day of October, 2014.

Applicants have caused this Application to be duly signed on their behalf on the 24th day of October, 2014.

FS INVESTMENT CORPORATION III

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FSIC III ADVISOR, LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FS ENERGY AND POWER FUND II

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FSEP II ADVISOR, LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FS GLOBAL CREDIT OPPORTUNITIES FUND

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FS GLOBAL ADVISOR, LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

VERIFICATION

STATE OF PENNSYLVANIA  )

COUNTY OF PHILADELPHIA)

The undersigned states that he has duly executed the attached Application for and on behalf of FS Investment Corporation III, FS Energy And Power Fund II, FSIC III Advisor, LLC, FSEP II Advisor, LLC, FS Global Credit Opportunities Fund and FS Global Advisor, LLC; that he is the Chief Executive Officer of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer
Date:	October 24, 2014

EXHIBIT B

RESOLUTIONS OF BOARD

FS INVESTMENT CORPORATION III

APPROVAL OF FILING OF APPLICATION FOR EXEMPTIVE RELIEF

WHEREAS, the board of directors (the “Board”) of FS Investment Corporation III (the “Company”) has determined that it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 6(c), 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), granting exemptions from Sections 18(c), 18(i) and 61(a) of the 1940 Act and to permit the Company to offer investors multiple classes of shares, interests or units, as the case may be, with varying sales loads and asset-based service and/or distribution fees.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the preparation of the Application, and that the President, Chief Executive Officer, Chief Financial Officer, Secretary, Executive Vice President or Vice President of the Company (each, an “Authorized Officer” and, collectively, the “Authorized Officers”) and FSIC III Advisor, LLC (the “Advisor”), the Company’s investment adviser, and its officers be, and each of them hereby is, authorized in the name and on behalf of the Company, to submit and cause to be filed with the SEC the Application, with such changes, modifications or amendments thereto as any Authorized Officer deems necessary, desirable or appropriate; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers or the Advisor or any of its officers in connection with the actions contemplated by the foregoing resolution be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

FS ENERGY AND POWER FUND II

APPROVAL OF FILING OF APPLICATION FOR EXEMPTIVE RELIEF

WHEREAS, the board of trustees (the “Board”) of FS Energy and Power Fund II (the “Company”) has determined that it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 6(c), 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), granting exemptions from Sections 18(c), 18(i) and 61(a) of the 1940 Act and to permit the Company to offer investors multiple classes of shares, interests or units, as the case may be, with varying sales loads and asset-based service and/or distribution fees.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the preparation of the Application, and that the President, Chief Executive Officer, Chief Financial Officer, Secretary, Executive Vice President or Vice President of the Company (each, an “Authorized Officer” and, collectively, the “Authorized Officers”) and FSEP II Advisor, LLC (the “Advisor”), the Company’s investment adviser, and its officers be, and each of them hereby is, authorized in the name and on behalf of the Company, to submit and cause to be filed with the SEC the Application, with such changes, modifications or amendments thereto as any Authorized Officer deems necessary, desirable or appropriate; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its trustees or officers or the Advisor or any of its officers in connection with the actions contemplated by the foregoing resolution be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

FS GLOBAL CREDIT OPPORTUNITIES FUND

FS GLOBAL CREDIT OPPORTUNITIES FUND—A

FS GLOBAL CREDIT OPPORTUNITIES FUND—D

APPROVAL OF FILING OF APPLICATION FOR EXEMPTIVE RELIEF

WHEREAS, the boards of trustees (collectively, the “Boards”) of FS Global Credit Opportunities Fund (the “Master Fund”), FS Global Credit Opportunities Fund—A (“Fund—A”) and FS Global Credit Opportunities Fund—D (“Fund—D” and, together with the Master Fund and Fund A, the “Funds”) have determined that it is in the best interests of the Funds to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 6(c), 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), granting exemptions from Sections 18(c), 18(i) and 61(a) of the 1940 Act and to permit the Funds to offer investors multiple classes of shares, interests or units, as the case may be, with varying sales loads and asset-based service and/or distribution fees.

NOW, THEREFORE, BE IT RESOLVED, that the Boards hereby approve the preparation of the Application, and that the President, Chief Executive Officer, Chief Financial Officer, Secretary, Executive Vice President or Vice President of the Funds (each, an “Authorized Officer” and, collectively, the “Authorized Officers”) and FS Global Advisor, LLC (the “Advisor”), the Funds’ investment adviser, and its officers be, and each of them hereby is, authorized in the name and on behalf of the Funds, to submit and cause to be filed with the SEC the Application, with such changes, modifications or amendments thereto as any Authorized Officer deems necessary, desirable or appropriate; and it is further

RESOLVED, that any and all actions previously taken by the Funds or any of their trustees or officers or the Advisor or any of its officers in connection with the actions contemplated by the foregoing resolution be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Funds.

31